Burns Philip

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

82-1565

02 APR -2 AM 8:21

FACSIMILE

To:	OFFICE OF INTERNATIONA NCE
Company:	SECURITIES AND EXCHANG A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	2 April, 2002
SUBJECT:	Documents Sent to Security Holders
No of Pages:	3 pages (including cover sheet)

02028178

SUPPL

Please see attached copy of an announcement released to the ASX today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

5/19

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 1234

2 April 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

DOCUMENTS SENT TO SECURITY HOLDERS

In accordance with Listing Rule 3.17, I enclose a copy of a letter sent today with the dividend cheques and payment advices to the Company's Convertible Preference Shareholders.

Yours faithfully

PHILIP J WEST
Secretary

Encl

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 1234

2 April 2002

Dear Security Holder,

AMALGAMATION OF SECURITY HOLDINGS

Burns Philp has three securities on issue: ordinary shares, converting preference shares and options. Holders may hold one or more of these securities under one Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

A review of the Burns Philp register has indicated that a large number of holders may hold Burns Philp securities under more than one SRN or HIN. This results in Burns Philp incurring additional expense in maintaining the register, and some security holders receiving multiple copies of documents issued by the Company.

We therefore encourage all security holders who have holdings under more than one SRN or HIN to amalgamate their holdings wherever possible.

There is no cost to the holder in merging holdings of securities.

Should you wish to amalgamate your Issuer Sponsored security holdings simply write to the attention of:

Burns, Philp & Company Limited
C/- ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232

However please note that if one or more of your security holdings is a CHESS holding, i.e. if your reference number starts with an "X", you will need to contact your Sponsoring Broker to merge your holdings.

For further instructions on how to amalgamate your holdings, please contact ASX Perpetual Registrars Limited on (02) 8280 7127.

Yours faithfully

HELEN GOLDING
Company Secretary